Exhibit (4)(vi)

The Guardian Insurance & Annuity Company, Inc.

Return of Premium Death Benefit Rider

Rider Specifications
Rider Effective Date	[May 1, 2023][1]

Covered Person(s) as of Rider Effective Date	[John Doe Jane Doe][2]

This rider provides for a death benefit that if greater than the death benefit stated in the Contract will be the amount of the death benefit payable.

Notwithstanding any provision in the Contract to the contrary, this rider is part of the Contract to which it is attached. Should any provision in this Rider conflict with the Contract, the provisions of the Contract and this rider, the provisions of the rider will prevail.

Capitalized terms within this Rider that are not defined in this Rider are defined or otherwise described in the Contract, including any endorsements or other riders attached to such Contract.

Rider Definitions

For purposes of this Rider, the following definitions apply.

Adjusted Withdrawal Amount

The Adjusted Withdrawal Amount is equal to the greater of:

•	the dollar amount of the Withdrawal, including any applicable Surrender Charges; and

•

the ROPDB immediately prior to the Withdrawal multiplied by (a) divided by (b), where (a) is the dollar amount of the Withdrawal, including any applicable Surrender Charges and (b) is the death benefit provided under the Contract immediately before the Withdrawal.

Covered Person(s)

The person(s) on whom benefits under this Rider are based. The Covered Person(s) is (are) the Owner(s) on the Contract Date and are shown in the Rider Specifications. If there is a change in Owner after the Contract Date and the Covered Person is no longer an Owner after such change, that person will no longer be considered a Covered Person.

Covered Person(s) Death

A death benefit under this Rider, is payable upon the death of any Covered Person and the death benefit under this rider is greater than the death benefit provided under the Contract. This rider must be inforce and we must receive Due Proof of Death that a Covered Person Death occurred prior to the Annuity Commencement Date in order for a death benefit to be paid.

23-RILA ROPDB	1	[CONTRACT NUMBER][4]

Rider Provisions

Return of Premium Death Benefit (ROPDB)

The ROPDB becomes the death benefit payable if, on the Business Day a death benefit is calculated, the ROPDB is greater than the death benefit provided by the Contract.

The ROPDB is calculated as follows:

•	on the Contract Date, the ROPDB is equal to the Premium.

•	on each Business Day that a Withdrawal is made, we will decrease the ROPDB by the Adjusted Withdrawal Amount.

Distribution of the ROPDB

If a death benefit is not paid out in one lump sum, then any amount by which the ROPDB exceeds the death benefit provided by the Contract will be allocated to the Fixed Rate Strategy.

Rider Charge

While this rider is in force, there is no additional charge for this rider.

Rider Termination

This rider terminates on the earliest of the following:

•	the date the last Covered Person(s) shown in the Rider Specifications is no longer an Owner (or Annuitant if Non-Natural Owner);

•	the date a death benefit is distributed for a Covered Person(s) Death;

•	the date the Contract terminates;

•	the Annuity Commencement Date;

•	the date the Contract Value equals zero; or

•	the date we receive the Owner’s written request for termination in Good Order.

Other than as set forth above, you may not terminate this rider.

The Guardian Insurance & Annuity Company, Inc.

23-RILA ROPDB	2	[CONTRACT NUMBER][4]